United States securities and exchange commission logo





                          November 1, 2021

       Eduardo S. Elsztain
       Chairman of the Board of Directors
       IRSA INVESTMENTS & REPRESENTATIONS INC
       Carlos Della Paolera 261 (C1001ADA)
       Ciudad Aut  noma de Buenos Aires, Argentina

                                                        Re: IRSA INVESTMENTS &
REPRESENTATIONS INC
                                                            Registration
Statement on Form F-4
                                                            Filed October 20,
2021
                                                            File No. 333-260383

       Dear Mr. Elsztain:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-4079 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Jaime Mercado